January 6, 2025

Roshan Pujari
Chief Executive Officer
Stardust Power Inc.
15 E. Putnam Ave, Suite 378
Greenwich, CT 06830

       Re: Stardust Power Inc.
           Draft Registration Statement on Form S-1
           Submitted December 30, 2024
           CIK No. 0001831979
Dear Roshan Pujari:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Faith L. Charles, Esq.